FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 under
the Securities Exchange Act of 1934

For the month of	September	2011
Research In Motion Limited
(Translation of registrant’s name into English)
295 Phillip Street, Waterloo, Ontario, Canada N2L 3W8
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) : 82-_______________

DOCUMENT INDEX

Document		Page No.
1.	RESEARCH IN MOTION REPORTS SECOND QUARTER FISCAL 2012 RESULTS	7

Document 1

September 15, 2011
FOR IMMEDIATE RELEASE

RESEARCH IN MOTION REPORTS SECOND QUARTER FISCAL 2012 RESULTS

Waterloo, ON – Research In Motion Limited (RIM) (Nasdaq: RIMM; TSX: RIM), a world leader in the mobile communications market, today reported second quarter results for the three months ended August 27, 2011 (all figures in U.S. dollars and U.S. GAAP, except where otherwise indicated).

Highlights:

•	Revenue in the second quarter was $4.2 billion and service revenue surpassed $1 billion for the first time
•	GAAP net income of $329 million or $0.63 per fully diluted share; adjusted net income of $419 million or $0.80 per fully diluted share
•	The BlackBerry subscriber base grew 40% year over year to surpass 70 million
•	RIM’s largest roll-out of BlackBerry smartphones was initiated with 7 new smartphones launched with over 90 carrier and distribution partners in 30 countries during the latter part of Q2
•	Approximately $780 million was invested as part of a consortium of companies that successfully bid to acquire intellectual property assets from Nortel
•	BlackBerry smartphone shipments in Q3 are estimated to grow between 27-37% over Q2 shipments

Q2 Results:
Revenue for the second quarter of fiscal 2012 was $4.2 billion, down 15% from $4.9 billion in the previous quarter and down 10% from $4.6 billion in the same quarter of last year. The revenue breakdown for the quarter was approximately 73% for hardware, 24% for service, and 3% for software and other revenue.   During the quarter, RIM shipped approximately 10.6 million BlackBerry smartphones and approximately 200,000 BlackBerry PlayBook tablets.

“We successfully launched a range of BlackBerry 7 smartphones around the world during the latter part of the second quarter and we are seeing strong sell-through and customer interest for these new products. Overall unit shipments in the quarter were slightly below our forecast due to lower than expected demand for older models,” said Jim Balsillie, Co-CEO at Research In Motion. “We will continue to build on the success of the BlackBerry 7 launch to drive the business as we focus our development efforts on delivering the next generation, QNX-based mobile platform next year.”

The Company’s GAAP net income for the quarter was $329 million, or $0.63 per share diluted, compared with GAAP net income of $695 million, or $1.33 per share diluted, in the prior quarter and net income of $797  million, or $1.46 per share diluted, in the same quarter last year.  Adjusted net income for the second quarter was $419 million, or $0.80 per share diluted. Adjusted net income and adjusted diluted earnings per share exclude the impact of a pre-tax one-time charge of $118 million for the Company’s cost optimization program that was implemented in the second quarter of fiscal 2012.  Details on the cost optimization program are available in the Company’s press release dated July 25, 2011 as well as in Management’s Discussion and Analysis of Financial Condition and Results of Operations for the fiscal period ended August 27, 2011, which will be filed shortly.  This charge and its related impacts on net income and diluted EPS are summarized in the table below.

Reconciliation of GAAP net income to adjusted net income
(United States dollars, in millions except per share data)

	For the quarter ended August 27, 2011
	Net Income	Diluted EPS
As reported	$329	$0.63

Adjustment:

Cost optimization program, net of income tax(1)	90	0.17
Adjusted	$419	$0.80

Note:  Adjusted net income and adjusted diluted earnings per share do not have any standardized meaning prescribed by GAAP and thus are not comparable to similarly titled measures presented by other issuers.  The Company believes that the presentation of adjusted net income and adjusted diluted earnings per share enables the Company and its shareholders to better assess RIM's operating results relative to its operating results in prior periods and improves the comparability of the information presented.  Investors should consider these non-GAAP financial measures in the context of RIM's GAAP results.

(1) During the second quarter of fiscal 2012, the Company implemented a cost optimization program to streamline operations across the organization. The Company incurred approximately $118 million in total pre-tax charges related to the cost optimization program. Substantially all the pre-tax charges are related to one-time employee termination benefits and the identification and elimination of redundant facilities, with the charges included in the relevant line items in the Company’s consolidated statement of operations. During the second quarter of fiscal 2012 pre-tax charges of approximately $13 million were included in cost of sales, charges of approximately $19 million were included in research and development, and charges of approximately $86 million were included in selling, marketing and administration expenses. Additional charges for headcount related costs associated with our cost optimization program may also be incurred in subsequent quarters.

The total of cash, cash equivalents, short-term and long-term investments was $1.4 billion as at August 27, 2011, compared to $2.9 billion at the end of the previous quarter, a decrease of $1.5 billion from the prior quarter.  Uses of cash included strategic purchases of intellectual property assets associated with RIM’s participation in a consortium of companies that successfully bid to acquire Nortel Networks Corporation’s patent portfolio, of which RIM’s cost is approximately $780 million, capital expenditures of approximately $285 million, and working capital requirements.

Q3 and FY2012 Outlook
Revenue for the third quarter of fiscal 2012 ending November 26, 2011 is expected to be in the range of $5.3-$5.6 billion.  Gross margin percentage for the third quarter is expected to be approximately 37%.  BlackBerry smartphone shipments are expected to be between 13.5 million and 14.5 million units.  Adjusted earnings per share for the third quarter, excluding the impact of charges related to the Company’s cost optimization program, is expected to be in the range of $1.20-$1.40.  Adjusted diluted earnings per share for the full year fiscal 2012, excluding the impact of charges related to the Company’s cost optimization program, is expected to be towards the low end of the previously guided range of $5.25-$6.00.

Conference Call and Webcast
A conference call and live webcast will be held beginning at 5 pm ET, September 15, 2011, which can be accessed by dialing 1-877-974-0445 (North America), (+1)416-644-3414 (outside North America) or through your personal computer or BlackBerry® PlayBook™ tablet at www.rim.com/investors/events/index.shtml. A replay of the conference call will also be available at approximately 7 pm ET by dialing (+1)416-640-1917 and entering passcode 4466490#. A replay of the webcast will be available on your personal computer or BlackBerry PlayBook tablet by clicking the link above. This replay will be available until midnight ET, September 29, 2011.

About Research In Motion
Research In Motion (RIM), a global leader in wireless innovation, revolutionized the mobile industry with the introduction of the BlackBerry® solution in 1999. Today, BlackBerry products and services are used by millions of customers around the world to stay connected to the people and content that matter most throughout their day. Founded in 1984 and based in Waterloo, Ontario, RIM operates offices in North America, Europe, Asia Pacific and Latin America. RIM is listed on the NASDAQ Stock Market (NASDAQ: RIMM) and the Toronto Stock Exchange (TSX: RIM). For more information, visit www.rim.com or www.blackberry.com.

Media Contact: Marisa Conway Brodeur (PR Agency for RIM) (212) 336-7509 mconway@brodeur.com	Investor Contact: RIM Investor Relations (519) 888-7465 investor_relations@rim.com

###

This news release contains forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and Canadian securities laws, including: statements relating to RIM's revenue, gross margin, shipments and earnings expectations for the third quarter of fiscal 2012 as well as its adjusted earnings expectations for fiscal 2012; its plans to build on the success of the BlackBerry 7 launch and to focus its development on its next-generation, QNX-based mobile platform; its plans and business strategies over the next several months; its plans and expectations relating to its cost optimization program; new product introductions and timing; and anticipated growth opportunities relating to new products and technology.  The terms and phrases ”estimated”, “continue”, “drive”, “focus”, “will”, “expected” and similar terms and phrases are intended to identify these forward-looking statements.  Forward-looking statements are based on estimates and assumptions made by RIM in light of its experience and its perception of historical trends, current conditions and expected future developments, as well as other factors that RIM believes are appropriate in the circumstances, including but not limited to general economic conditions, product pricing levels and competitive intensity, supply constraints, new product introductions, RIM’s expectations regarding its business, strategy and prospects and RIM’s confidence in the cash flow generation of its business.  Many factors could cause RIM's actual results, performance or achievements to differ materially from those expressed or implied by the forward-looking statements, including, without limitation:  risks relating to RIM's intellectual property rights; RIM's ability to enhance current products and develop new products and services; risks related to delays in new product introductions; RIM’s ability to realize the anticipated benefits of its cost optimization program; RIM’s ability to compete in the tablet market; risks related to intense competition; RIM’s ability to manage inventory and asset risk; RIM's reliance on carrier partners, third-party manufacturers, third-party network developers and suppliers; risks relating to network disruptions and other business interruptions; RIM’s reliance on key personnel; risks related to third party manufacturers and RIM’s ability to manage its production processes; risks related to RIM’s international operations; security risks and risks related to encryption technology; potential defects in RIM’s products; RIM’s ability to maintain and enhance its brand; RIM’s ability to manage growth; and difficulties in forecasting RIM’s quarterly financial results, particularly over longer periods given the rapid technological changes, evolving industry standards, intense competition and short product life cycles that characterize the wireless communications industry.  These risk factors and others relating to RIM are discussed in greater detail in the "Risk Factors" section of RIM's Annual Information Form, which is included in its Annual Report on Form 40-F and RIM’s MD&A (copies of which filings may be obtained at www.sedar.com or www.sec.gov).  These factors should be considered carefully, and readers should not place undue reliance on RIM's forward-looking statements.  RIM has no intention and undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

The BlackBerry and RIM families of related marks, images and symbols are the exclusive properties and trademarks of Research In Motion Limited.  RIM, Research In Motion and BlackBerry are registered with the U.S. Patent and Trademark Office and may be pending or registered in other countries.  All other brands, product names, company names, trademarks and service marks are the properties of their respective owners.

Research In Motion Limited
Incorporated under the Laws of Ontario
(United States dollars, in millions except share and per share amounts) (unaudited)

Consolidated Statements of Operations

	For the three months ended			For the six months ended
	August 27, 2011	May 28, 2011	August 28, 2010	August 27, 2011	August 28, 2010

Revenue	$4,168	$4,908	$4,621	$9,076	$8,856
Cost of sales	2,556	2,752	2,566	5,308	4,878
Gross margin	1,612	2,156	2,055	3,768	3,978

Gross margin %	38.7%	43.9%	44.5%	41.5%	44.9%

Operating expenses
Research and development	381	423	323	804	611
Selling, marketing and administration	683	704	546	1,387	1,029
Amortization	141	132	104	273	198
	1,205	1,259	973	2,464	1,838

Income from operations	407	897	1,082	1,304	2,140

Investment income, net	7	7	6	14	16

Income before income taxes	414	904	1,088	1,318	2,156

Provision for income taxes	85	209	291	294	590

Net income	$329	$695	$797	$1,024	$1,566

Earnings per share
Basic	$0.63	$1.33	$1.46	$1.95	$2.85
Diluted	$0.63	$1.33	$1.46	$1.95	$2.83

Weighted-average number of common shares outstanding (000’s)
Basic	524,116	523,983	544,073	524,049	549,372
Diluted	524,166	524,524	546,387	524,365	552,254

Total common shares outstanding (000's)	524,120	524,112	524,463	524,120	524,463

Research In Motion Limited
Incorporated under the Laws of Ontario
(United States dollars, in millions except per share data) (unaudited)

Consolidated Balance Sheets

As at	August 27, 2011	February 26, 2011

Assets
Current
Cash and cash equivalents	$851	$1,791
Short-term investments	298	330
Accounts receivable, net	3,571	3,955
Other receivables	627	324
Inventories	1,372	618
Other current assets	380	241
Deferred income tax asset	221	229
	7,320	7,488

Long-term investments	266	577
Property, plant and equipment, net	2,699	2,504
Goodwill	606	508
Intangible assets, net	2,307	1,798
Other assets	778	-
	$13,976	$12,875

Liabilities
Current
Accounts payable	$1,199	$832
Accrued liabilities	2,473	2,511
Income taxes payable	-	179
Deferred revenue	106	108
	3,778	3,630

Deferred income tax liability	270	276
Income taxes payable	11	31
	4,059	3,937

Shareholders’ Equity
Capital stock and additional paid-in capital	2,394	2,359
Treasury stock	(187)	(160)
Retained earnings	7,773	6,749
Accumulated other comprehensive loss	(63)	(10)
	9,917	8,938
	$13,976	$12,875

Research In Motion Limited
Incorporated under the Laws of Ontario
(United States dollars, in millions except per share data) (unaudited)

Consolidated Statements of Cash Flows

	For the six months ended
	August 27, 2011	August 28, 2010

Cash flows from operating activities
Net income	$1,024	$1,566

Adjustments to reconcile net income to net cash provided by operating activities:
Amortization	709	394
Deferred income taxes	17	1
Income taxes payable	(20)	-
Stock-based compensation	38	33
Other	3	3
Net changes in working capital items	(800)	35
Net cash provided by operating activities	971	2,032

Cash flows from investing activities
Acquisition of long-term investments	(145)	(376)
Proceeds on sale or maturity of long-term investments	285	610
Acquisition of property, plant and equipment	(509)	(434)
Acquisition of intangible assets	(804)	(147)
Business acquisitions, net of cash acquired	(130)	(333)
Acquisition of other assets	(778)	-
Acquisition of short-term investments	(131)	(286)
Proceeds on sale or maturity of short-term investments	333	492
Net cash used in investing activities	(1,879)	(474)

Cash flows from financing activities
Issuance of common shares	8	12
Tax deficiencies related to stock-based compensation	(1)	-
Purchase of treasury stock	(37)	(22)
Common shares repurchased	-	(1,944)
Net cash used in financing activities	(30)	(1,954)

Effect of foreign exchange loss on cash and cash equivalents	(2)	(3)

Net decrease in cash and cash equivalents for the period	(940)	(399)
Cash and cash equivalents, beginning of period	1,791	1,551
Cash and cash equivalents, end of period	$851	$1,152

As at	August 27, 2011	May 28, 2011

Cash and cash equivalents	$851	$1,986
Short-term investments	298	403
Long-term investments	266	478
	$1,415	$2,867

SIGNATURES

Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Research In Motion Limited
(Registrant)
Date:	September 15, 2011	By:	\s\ Edel Ebbs
(Signature)
Edel Ebbs Senior Vice President, Investor Relations